500 GRANT STREET, SUITE 4500 • PITTSBURGH, PENNSYLVANIA 15219.2514

TELEPHONE: +1.412.391.3939 • FACSIMILE: +1.412.394.7959

DIRECT NUMBER: (412) 394-9547

APANDIT@JONESDAY.COM

December 11, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:      Loan Lauren Nguyen, Legal Branch Chief

Karina Dorin, Staff Attorney

Wei Lu, Staff Accountant

Shannon Buskirk, Staff Accountant

Re:	Montauk Renewables, Inc.

Draft Registration Statement on Form S-1

Submitted October 14, 2020

CIK No. 0001826600

On November 10, 2020 we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the draft Registration Statement on Form S-1 filed by Montauk Renewables, Inc., a Delaware corporation (the “Company”), on October 14, 2020. The Company is concurrently publicly filing a Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the italicized numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Registration Statement.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK PARIS • PERTH • PITTSBURGH SAN DIEGO SAN FRANCISCO • SÃO PAULO SAUDI ARABIA • SHANGHAI • SILICON VALLEY SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

United States Securities and Exchange Commission

December 11, 2020

Draft Registration Statement on Form S-1

Prospectus Summary

Market Opportunity

Availability of Long-Term Feed Stock Supply, page 3

1.

We note you disclose that although the EPA estimates that many of the 477 candidate landfills identified could support economic installation of LFG recovery systems enabling the development of LFG projects, your view is that these are not economically viable LFG project sites, and that you have the industry experience and technical knowledge to identify the economically viable sites and projects for acquisition and growth. Please clarify these statements and also reconcile this disclosure with your assertion on page 105 that you are well-positioned to take advantage of the 477 landfills identified as candidates for LFG projects by the EPA as 25% of them are located in states in which you currently operate. We also note your related risk factor on page 25.

Response:

We respectfully advise the Staff that we have updated the disclosures on pages 3, 26, 86, 97 and 111 of the Registration Statement in response to the Staff’s comment.

Our Strengths

Large and Diverse Project Portfolio, page 4

2.	Please expand your disclosure to explain how your “Environmental Attributes monetization strategies can have an effect on the market.”

Response:

We respectfully advise the Staff that we have updated the disclosures on pages 5 and 101 of the Registration Statement to remove this disclosure in response to the Staff’s comment.

Our Projects, page 8

3.

We note you disclose that you typically secure your biogas feedstock through long-term fuel supply agreements and that as of October 2020, approximately 65% of your expected 2020 RNG projection and 89% of your expected 2020 Renewable Electricity production has been monetized under fuel supply agreements with a term of more than 15 years. We also note you disclose on page 24 that approximately 80.4% and 77.2% of your revenues for the year ended December 31, 2019 and 2018, respectively, were derived from five project sites. Please tell us what consideration you have given to filing your material long-term fuel supply agreements. Refer to Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

December 11, 2020

Response:

We respectfully advise the Staff that we have updated the Registration Statement to include the fuel supply and related off-take agreements with respect to our McCarty, Rumpke and Atascocita projects and the fuel supply and power purchase agreement (“PPA”) from our Bowerman project as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

How We Generate Revenue, page 9

4.

We note you disclose that a significant portion of the RNG volume you produce is sold under bundled fixed-price arrangements for the RNG and Environmental Attributes, with a sharing arrangement where you benefit from prices above certain thresholds. Please tell us what consideration you have given to filing your material long-term contracts for RNG and Renewable Electricity, including your RNG off-take agreements and PPAs. In that regard, we note you disclose that your revenues are generated from the sale of RNG and Renewable Electricity, under long-term contracts, along with the Environmental Attributes that are derived from these products and that Royal Dutch Shell plc, ACT Fuels, Inc., and the City of Anaheim represented 14% of your operating revenues in 2019. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We respectfully advise the Staff that we have updated the Registration Statement to include the fuel supply and related off-take agreements with respect to our McCarty, Rumpke and Atascocita projects and the fuel supply and PPA from our Bowerman project as material contracts pursuant to Item 601(b)(10) of Regulation S-K (the “Material Agreements”). Further, we respectfully advise the Staff that we do not believe that any of our other contracts relating to the recovery and processing of biogas and the sale of RNG, Renewable Electricity and Environmental Attributes are material contracts pursuant to Item 601(b)(10) of Regulation S-K. For the purpose of this response, “Other Agreements” shall refer to our agreements involving the purchase and sale of RNG, Renewable Electricity and Environmental Attributes other than the Material Agreements.

In the ordinary course of our business, we enter into agreements to recover and process biogas and to sell related RNG, Renewable Electricity and Environmental Attributes. We sell our products through a variety of short-, medium-, and long-term agreements. Accordingly, the Other Agreements are contracts of the type that ordinarily accompany our business, and do not fall within Item 601(b)(10)(i) of Regulation S-K, which requires filing of contracts that are not made in the ordinary course of business and are material to the registrant.

United States Securities and Exchange Commission

December 11, 2020

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits. Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the Other Agreements as they do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B), a contract must be filed if it is an agreement “upon which the registrant’s business is substantially dependent.” The Item does not define the term “substantially dependent,” but Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

Clause (2) of Item 601(b)(10)(ii)(B) of Regulation S-K is not applicable as the Other Agreements do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent.

Clause (1) of Item 601(b)(10)(ii)(B) of Regulation S-K refers to a continuing contract under which the registrant either sells “the major part” of its products or services or purchases “the major part” of its goods, services or raw materials. The use of “the major part” rather than “a major part” or more expansive language similar to that used elsewhere in Regulation S-K, taken together with the regulatory history of Item 601(b)(10)(ii)(B) of Regulation S-K, suggests that the threshold for “substantially dependent” is greater than 10%, and approaching, if not meeting, a majority standard. No single agreement accounted for more than 14.1% of our total operating revenues in 2019. Further, we note that there is an active commodity market for RNG, Renewable Electricity and Environmental Attributes and that in the event of a loss of a material customer, we believe that we could find replacement customers for our products. While we believe that we have several material customer relationships, which are described in the Registration Statement, we do not sell the “major part” of our products or purchase the “major part of our raw materials from any particular counter-party or pursuant to a particular agreement, including the Other Agreements.

Beyond clauses (1) and (2) of Item 601(b)(10)(ii)(B) of Regulation S-K, a registrant may still be “substantially dependent” on a particular agreement. The Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). The regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement such that it only requires contracts the loss of which would jeopardize the future viability of the registrant or affect the fundamental nature or structure of its business as a whole.1 Accordingly, given the number of our project sites, the commodity nature of our products and our ability to sell to replacement customers, we believe that the loss of any Other Agreement would not affect our future viability or require us to fundamentally alter the nature of our business.

[1]

See SEC Release No. 33-3406 (1951) (contracts need not be filed unless “the amount involved in the contract in proportion to the total assets and volume of business of the registrant and its subsidiaries, the duration of the contract and the party with whom contracted, are such as to make it of an extraordinary nature”).

United States Securities and Exchange Commission

December 11, 2020

For the reasons stated above, we do not believe that the Other Agreements are material contracts pursuant to Item 601(b)(10)(i) of Regulation S-K.

Risk Factors, page 17

5.

We note that following the Reorganization Transactions, all of the directors of MNK will serve as your directors. We further note that the Remuneration Committee of the MNK Board of Directors determined the compensation of the directors of MNK for 2019 in ZAR. Your disclosure appears to indicate that some of your directors are located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please provide a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response:

We respectfully advise the Staff that we have updated the disclosures on page 43 of the Registration Statement to include the requested risk factor, which includes disclosure regarding which directors and officers reside in the United States, in response to the Staff’s comment.

Our Amended and Restated Certificate of Incorporation will provide that, unless we determine otherwise, page 42

6.

We note your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. We also note you state that the U.S. federal district courts will be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.

United States Securities and Exchange Commission

December 11, 2020

Response:

We respectfully advise the Staff that we have updated the disclosures on pages 43 and 147 of the Registration Statement in response to the Staff’s comment.

Further, we respectfully advise the Staff that the Company’s Amended and Restated Certificate of Incorporation and the related disclosure state the choice of forum provision in a manner that the Company believes is consistent with applicable law.

Use of Proceeds, page 50

7.

Please revise your disclosure to more specifically identify the intended uses and the amounts to be allocated to each of the identified uses if known, including new project development costs, including the identification and due diligence activities to evaluate, select and initiate beneficial greenfield development, acquisition, existing project expansion and existing project conversion opportunities. In that regard we note you disclose on pages 6 and 8 that you are currently evaluating three project expansion opportunities at existing project sites and one new electricity-to-RNG conversion project. We also note you disclose on page 25 that you entered into a non-binding letter of intent on September 15, 2020 to acquire two Renewable Electricity digester projects in North Carolina and Rhode Island. If you have no specific plan for a significant portion of the proceeds, please state this, and discuss the principal reasons for the offering at this time. Refer to Item 504 of Regulation S-K:

Response:

We respectfully advise the Staff that we have updated the disclosures on pages 6, 13, 25, 50, 101 and 110 of the Registration Statement in response to the Staff’s comment to update the disclosure regarding our potential project opportunities and to state that we have no current agreements, commitments or understandings for any specific use of the net proceeds for such project opportunities at this time, but that we continue to actively consider potential opportunities.

United States Securities and Exchange Commission

December 11, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 70

8.

The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. For example, but not limited to your disclosure related to asset impairments, you state that recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to future undiscounted cash flows expected to be generated by the asset or asset group. Such estimates are based on certain assumptions, which are subject to uncertainty and may materially differ from actual results. Revise to provide additional information describing the methods through which the information underlying these key assumptions is determined. Your expanded disclosure throughout the Critical Accounting Policies and Estimates section should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. For additional guidance, refer to Section V of SEC Release No. 33-8350.

Response:

We respectfully advise the Staff that we have updated the disclosures on pages 75 though 78 of the Registration Statement in response to the Staff’s comment to clarify the inputs of our key assumptions and the potential impact and risk that variations from our key assumptions could have on outcomes.

Business Competition, page 108

9.	Please tell us the basis for your statement that you are the largest operator of LFG-to-RNG projects.

Response:

We respectfully advise the Staff that we have updated the disclosures on page 114 of the Registration Statement in response to the Staff’s comment to clarify that we are one of the largest. We believe that we are one of the largest operators of LFG-to-RNG projects based on the number of LFG-to-RNG projects we own and have developed and the number of RINs we produce annually. Per the Landfill Methane Outreach Program database maintained by the United States Environmental Protection Agency and accessible on their website, we are in the top ten developers of LFG energy

United States Securities and Exchange Commission

December 11, 2020

projects in the United States by amount of landfill sites developed and owned. Further, in each year from 2016 through 2019, we produced more than 14% of the total D3 RINs produced nationally.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.

Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

Response:

We respectfully advise the Staff that our independent registered public accounting firm has corrected the typographical error noted in the report.

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-9

11.

You have disclosed that emission allowances consist of credits that need to be applied to nitrogen oxide (NOx) emissions from internal combustion engines and are accounted for as indefinite intangible assets. Expand your disclosure and tell us why you believe emission allowances should be accounted for as indefinite intangible assets.

Response:

We respectfully advise the Staff that we have updated the disclosures on pages F-9 and F-10 of the Registration Statement in response to the Staff’s comment clarifying why we believe the emission allowances should be accounted for as an intangible asset.

United States Securities and Exchange Commission

December 11, 2020

Long-Lived Asset Impairment, page F-10

12.

You state property, plant and equipment and intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. However, your disclosures here and elsewhere also state that the Company performed its annual impairment test for the years ended December 31, 2019 and 2018. Revise throughout your filing to clarify whether the evaluation of asset impairments is performed annually.

Response:

We respectfully advise the Staff that we have updated the disclosures on pages F-10, F-11 and F-16 of the Registration Statement to clarify which impairments are a result of annual impairment testing and which impairments are a result of when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable for the respective intangible asset.

Renewable Identification Numbers, page F-12

13.

We note that you generate, purchase and sell RINs and RECs. Expand your disclosure and tell us how you account for these credits, including timing of recognition and valuation methods. Your revised disclosure should address whether you view the credits as outputs of your renewable operating projects and how this viewpoint supports the underlying accounting. In addition, you state that you had 886 and 1,690 RINs generated and unsold as of December 31, 2019 and 2018, respectively. The statement is inconsistent with the disclosure on page 71. Please revise accordingly.

Response:

We respectfully advise the Staff that we have updated our disclosures on pages 76, F-12 and F-13 in order to clarify the timing of recognition and valuation methods for our RIN and REC Environmental Attributes.

Note 3. Acquisitions, page F-14

14.	Expand your disclosure to provide additional information on the contingent consideration arrangement required by ASC 805-30-50-1(c).

Response:

We respectfully advise the Staff that we have updated the disclosures on page F-15 in order to describe the arrangement and basis of determining the amount of payment for the Pico contingent consideration. Additionally, we note to the Staff that because the payment is based off of future EBITDA and production volume metrics, the maximum obligation is not readily determinable at this time.

United States Securities and Exchange Commission

December 11, 2020

Exhibits

15. Please file a form of the Equity Plan and the First Amendment and Second Amendment to your Second Amended and Restated Revolving Credit and Term Loan Agreement as exhibits to your registration statement or tell us why you believe such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We respectfully advise the Staff that we have included the form of Montauk Renewables, Inc. Equity and Incentive Compensation Plan and all amendments to our Second Amended and Restated Revolving Credit and Term Loan Agreement as exhibits to the Registration Statement.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We respectfully advise the Staff that no written communications have been presented in reliance on Section 5(d) of the Securities Act to potential investors to date. The Company acknowledges the Staff’s comment and will provide copies of such communication to the extent they are used in connection with the offering.

*            *              *

We are pleased to answer any questions at your convenience. Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission

December 11, 2020

Best regards,

/s/ Amy I. Pandit

Amy I. Pandit

cc:	Sean F. McClain
Kevin A. Van Asdalan
John Ciroli
Bradley C. Brasser